March 23, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Paragon Auto Receivables Corporation
         Form T-1 (filed under Form 8-K) to Form S-3
         File No. 333-63697


Ladies and Gentlemen:

Pursuant to Rule 305(b)(2) promulgated under the Trust Indenture Act, as amended, Paragon Auto Receivables Corporation hereby requests that the effectiveness of the above referenced Form T-1 be accelerated so that such Form T-1 will become effective by 5:00 p.m., Washington, D.C. time, on Friday, March 26, 1999.

Very truly yours,

PARAGON AUTO RECEIVABLES CORPORATION

By: /s/ Nancy C. Ferguson
---------------------------------
Name:   Nancy C. Ferguson
Title:  Vice President

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